EX-99.1        Execution Version
FIRST AMENDMENT TO
CREDIT AGREEMENT

THIS AGREEMENT made as of the 27th day of May, 2022.

B E T W E E N:

THE TORONTO-DOMINION BANK, a Canadian chartered bank, in its capacity as administrative agent of the Lenders under the Credit Agreement

(herein called the “Administrative Agent”)

- and -

THE TORONTO-DOMINION BANK, CANADIAN IMPERIAL BANK OF COMMERCE, NATIONAL BANK OF CANADA AND THE OTHER FINANCIAL INSTITUTIONS PARTY HERETO FROM TIME TO TIME

(herein called the “Lenders”)

- and -

CI FINANCIAL CORP.

(the “Borrower”)

WHEREAS the parties hereto entered into a credit agreement made as of May 27, 2021 (the “Existing Credit Agreement”);
AND WHEREAS the parties have agreed to amend the Existing Credit Agreement pursuant to this Agreement (as so amended, the “Credit Agreement”);
NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements contained herein, the parties covenant and agree as follows:

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ARTICLE 1
DEFINED TERMS
1.1Capitalized Terms. All capitalized terms which are used herein without being specifically defined herein shall have the meaning ascribed thereto in the Credit Agreement.
ARTICLE 2
AMENDMENTS TO CREDIT AGREEMENT
2.1Definitions. Section 1.1 of the Credit Agreement is hereby amended by deleting the definition of “Bump Up” contained therein in its entirety.
2.2Leverage Ratio. Section 11.1(m) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:
“(m)    Leverage Ratio. The Borrower shall, at all times, maintain the Leverage Ratio (which shall be measured at each Fiscal Quarter end) at less than or equal to 4.00:1.00.”
ARTICLE 3
CONDITIONS
3.1Conditions Precedent to Effectiveness of this Agreement.     This Agreement shall become effective upon the following conditions precedent having been satisfied:
(a)the Administrative Agent shall have received a duly executed original (or facsimile or pdf copy) of this Agreement signed by each party hereto; and
(b)the Borrower shall have paid or have made satisfactory arrangements with the Administrative Agent to pay, all fees owing to the Administrative Agent and/or the Lenders in connection with this Agreement.
ARTICLE 4
MISCELLANEOUS
4.1    Acknowledgment and Confirmation. The Borrower hereby:
(c)ratifies, confirms and agrees that the Credit Documents to which it is a party and its obligations thereunder shall be unaffected by the amendment of the Existing Credit Agreement pursuant to the terms of this Agreement, shall continue to be in full force and effect notwithstanding the amendment of the Existing Credit Agreement pursuant to the terms of this Agreement and that such Credit Documents shall continue to be binding upon it; and
(d)confirms and agrees that the execution and delivery and effectiveness of this Agreement shall not in any manner whatsoever reduce, release, discharge, impair or otherwise prejudice or change the rights of the Credit Parties arising under, by reason of or otherwise in respect of this Agreement or any of the Credit Documents or obligations created hereunder or thereunder and to which it is a party.
4.2    No Default or Event of Default. No Default or Event of Default has occurred and is continuing or would arise immediately after giving effect to this Agreement.
4.3    Representations and Warranties. Each of the representations and warranties set forth in Section 10.1 of the Credit Agreement are true, accurate and complete in all material respects as if they were made on the date of execution and delivery hereof of this Agreement.

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4.4Future References to the Credit Agreement. On and after the date of this Agreement, each reference in the Credit Agreement to “this agreement”, “hereunder”, “hereof”, or words of like import referring to the Credit Agreement, and each reference in any related document to the “Credit Agreement”, “thereunder”, “thereof”, or words of like import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement as amended hereby. The Credit Agreement, as amended hereby, and all Credit Documents are and shall continue to be in full force and effect and are hereby in all respects ratified and confirmed.
4.5Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.
4.6Enurement. This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and committed assigns.
4.7Further Assurances. The Borrower shall do, execute and deliver or shall cause to be done, executed and delivered all such further acts, documents and things as the Administrative Agent may reasonably request for the purpose of giving effect to this Agreement and to each and every provision hereof.
4.8    Entire Agreement.     This Agreement and the agreements referred to herein and delivered pursuant hereto constitute the entire agreement between the parties hereto and supersede any prior agreements, commitment letters, fee letters, undertakings, declarations, representations and understandings, both written and verbal, in respect of the subject matter hereof.
4.9Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same agreement. Delivery by facsimile, electronic mail (by pdf) or other electronic means of an executed counterpart of this Agreement shall be deemed to be valid execution and delivery of this Agreement.
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24470492.2

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement on the date first above written.

BORROWER:

CI FINANCIAL CORP.
By:	/signed/ “Amit Muni”
Name: Amit Muni
Title: Executive Vice President and Chief Financial Officer

        First Amending Agreement
24470492.2

CREDIT PARTIES:

THE TORONTO-DOMINION BANK, as Administrative Agent
By:	/signed/ “Emilia Casado”
Name: Emilia Casado
Title: Vice President, Loan Syndications – Agency

By:
Name:
Title:

THE TORONTO-DOMINION BANK, as Lender
By:	/signed/ “Ashlesha Sharma”
Name: Ashlesha Sharma
Title: Senior Analyst, Commercial National Accounts

By:	/signed/ “Andrew MacLellan”
Name: Andrew MacLellan
Title: Associate Vice President Commercial National Accounts

First Amending Agreement
24470492.2

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender
By:	/signed/ “Kezia Burke”
Name: Kezia Burke
Title: Executive Director

By:	/signed/ “Jenny Milyutina”
Name: Jenny Milyutina
Title: Director

First Amending Agreement
24470492.2

NATIONAL BANK OF CANADA, as Lender
By:	/signed/ “Gavin Virgo”
Name: Gavin Virgo
Title: Director

By:	/signed/ “David Torrey”
Name: David Torrey
Title: Managing Director

First Amending Agreement
24470492.2